SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a From 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Reorganization of Head Office and

New Assignments of Senior Executive Vice Presidents

Kookmin Bank announced its head office reorganization of which details are as follows:

Reorganization of Head Office

Kookmin Bank reorganized its head office from nine groups and four divisions to the following 15 groups and four divisions:

•	Strategic Planning Group

•	Financial Planning Group

•	Consumer Banking Group I

•	Consumer Banking Group II

•	Consumer Marketing Group

•	Corporate Banking Group (including the Investment Banking Division)

•	Credit Card Group

•	PB/Asset Management Group

•	Trust/NHF Management Group

•	Capital Markets & Treasury Group (including the Capital Markets Division / Treasury Division)

•	Credit Management Group

•	Sales Support Group (including the On-line Channel Division)

•	Risk Management Group

•	Information Technology Group

•	Human Resources Group

New Assignments of Senior Executive Vice Presidents

Name	Group
Dong Won Kim	Strategic Planning Group	Newly Appointed
Yun Keun Jung	Consumer Banking Group I
Nam Sik Yang	Consumer Banking Group II	Newly Appointed
Yong Kook Oh	Corporate Banking Group	Newly Appointed
Sang Jin Lee	Credit Card Group
Ahn Sook Koo	PB/Asset Management Group	Newly Appointed
Jung Young Kang	Trust/NHF Management Group

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Name	Group
Young Han Choi	Capital Markets & Treasury Group	Newly Appointed
Dong Soo Choe	Credit Management Group	Newly Appointed
Sung Kyu Lee	Sales Support Group
Donald H. Mackenzie	Risk Management Group
Young Il Kim	Information Technology Group
Jung Min Kim	Human Resources Group	Newly Appointed

*	Effective as of November 8, 2004
*	Kookmin Bank’s current President and CEO will also serve as the head of each of the Financial Planning Group and Consumer Marketing Group until the heads for those groups are appointed at a later date.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: November 8, 2004	By:	/s/ Kang, Chung Won
(Signature)
	Name:	Kang, Chung Won
	Title:	President and Chief Executive Officer

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